SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August - 2015
G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. (“Registrant”) on August 18, 2015.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: August 18, 2015
	By:	/s/ Gil Hochboim
Name: Gil Hochboim Title: Chief Executive Officer and Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q2 2015 FINANCIAL RESULTS

YAVNE, Israel - August 18, 2015 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the second quarter and the six-months ended June 30, 2015.

Second Quarter Fiscal 2015 Highlights (income statement highlights compared to same period last year):
•	Sales decreased 10.1% from second quarter of 2014 to NIS 71.2 million (US$ 18.9 million)
•	Gross profit decreased 24.7% from second quarter of 2014 to NIS 15.5 million (US$ 4.1 million), or 21.8% of sales
•	Operating income decreased 42.1% from second quarter of 2014 to NIS 3.2 million (US$ 0.9 million), or 4.5% of sales
•	Net loss of NIS 0.2 million (US$ 0.04 million), or 0.2% of sales
•	Loss per share of NIS 0.01 (US$ 0.003)
•	Cash and securities balance (net of short-term bank debt) of NIS 229.8 million (US$ 61.0 million) as of June 30, 2015

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned subsidiary Gold Frost, a designer, developer and distributor of branded and innovative kosher dairy food products.

Second Quarter Fiscal 2015 Summary
Sales for the second quarter of 2015 decreased by 10.1% to NIS 71.2 million (US$ 18.9 million) from NIS 79.2 million (US$ 21.0 million) recorded in the second quarter of 2014. Sales decreased in the second quarter of 2015 primarily due to overall market decline in food product consumption by the Israeli consumer.

Gross profit for the second quarter of 2015 decreased by 24.7% to NIS 15.5 million (US$ 4.1 million) compared to NIS 20.6 million (US$ 5.5 million) recorded in the second quarter of 2014. Second quarter gross margin was 21.8% compared to gross margin of 26.0% for the same period in 2014. The decrease in gross profit and gross margin in the second quarter of 2015 was primarily due to reductions in the prices of certain of our products as a result of continued expectations from our customers for us to reduce prices and to certain expense shifting from selling expenses to gross margin, as a result of government regulations that became effective in January 2015.

Willi-Food’s operating income for the second quarter of 2015 decreased by 42.1% to NIS 3.2 million (US$ 0.9 million) compared to NIS 5.6 million (US$ 1.5 million) recorded in the second quarter of 2014. Selling expenses decreased by 14.3% from the comparable quarter of 2014, primarily due to a decrease in promotion expenses mainly due to the shifting of certain related expenses to gross margin as mentioned above, and a decrease in vehicle and transport expenses as a result of adjusting expenses in light of lower sales. Selling expenses as a percentage of sales decreased in the second quarter of 2015 to 12.5% compared to 13.1% in the second quarter of 2014.

General and administrative expenses increased by 19.5% from the second quarter of 2014 mainly due to a NIS 1.7 million (US$ 0.5 million) write-off recorded with respect to the Company’s estimated exposure to Mega Retail Ltd. and Eden Briut Teva Market Ltd. debts. See below.

Willi-Food’s loss before taxes for the second quarter of 2015 was NIS 0.2 million (US$ 0.04 million) compared to income before taxes of NIS 5.7 million (US$ 1.5 million) recorded in the second quarter of 2014.

Willi-Food's net loss in the second quarter of 2015 was NIS 0.2 million (US$ 0.04 million), or NIS 0.01 (US$ 0.005) per share, compared to NIS 4.4 million (US$ 1.2 million), or NIS 0.34 (US$ 0.09) per share, recorded in the second quarter of 2014.

Willi-Food ended the second quarter of 2015 with NIS 229.8 million (US$ 61.0 million) in cash and securities net of short-term bank debt. Net cash from operating activities for 2015 second quarter was NIS 16.8 million (US$ 4.5 million). Willi-Food's shareholders' equity at the end of June 2015 was NIS 392.5 million (US$ 104.1 million).

First Half Fiscal 2015 Highlights (compared to same period last year)
•	Sales decreased 9.7% to NIS 157.4 million (US$ 41.7 million);
•	Gross profit decreased 22.4% to NIS 32.6 million (US$ 8.6 million), or 20.7% of sales;
•	Operating income decreased 55.9% to NIS 5.3 million (US$ 1.4 million), or 3.4% of sales;
•	Net income decreased 78.5% to NIS 2.5 million (US$ 0.7 million), or 1.6% of sales; and
•	Earning per share of NIS 0.19 (US$ 0.05).

Six-Month Results
Willi-Food’s sales for the six-month period ending June 30, 2015 decreased by 9.7% to NIS 157.4 million (US$ 41.7 million) compared to sales of NIS 174.2 million (US$ 46.2 million) in the first half of 2014. Gross profit for the period decreased by 22.4% to NIS 32.6 million (US$ 8.6 million) compared to gross profit of NIS 42.0 million (US$ 11.1 million) for the first half of 2014. First half 2015 gross margins were 20.7% compared to gross margins of 24.1% in the same period of 2014.

Operating income for the first half of 2015 decreased by 55.9% to NIS 5.3 million (US$ 1.4 million) from NIS 12.0 million (US$ 3.2 million) reported in the comparable period of last year.  First half 2015 income before taxes decreased by 76.3% to NIS 3.7 million (US$ 1.0 million) compared to NIS 15.5 million (US$ 4.1 million) recorded in the first half of 2014. Net income for the first half of 2015 decreased by 78.5% to NIS 2.5 million (US$ 0.7 million), or NIS 0.19 (US$ 0.05) per share, from NIS 11.5 million (US$ 3.0 million), or NIS 0.88 (US$ 0.23) per share, recorded in the first half of 2014.

Note regarding the Company’s exposure to losses due to the arrangement of debts of Mega Retail Ltd. and the stay of proceedings of its subsidiary Eden Briut Teva Market Ltd.:

Further to the Company's announcement on July 1, 2015 - the results for the second quarter of 2015 include a one-time reserve of NIS 1.7 million (US$ 0.5 million) reflecting the Company’s estimate of the losses it will experience due to the plan of recovery and arrangement of debts of Mega Retail Ltd. (“Mega”), Israel’s second largest supermarket chain, and the stay of proceedings of its subsidiary Eden Briut Teva Market Ltd. ("Eden").

On July 15, 2015, the District Court in Lod, Israel approved the plan of recovery and arrangement of debts submitted by Mega on June 29, 2015, under Section 350 of the Israeli Companies Law - 1999, due among other things to Mega's debt obligations owed to financial debtors, suppliers, service providers and lessors  (the "Arrangement").

Under the Arrangement, 30% of the existing debt to large suppliers, such as Willi-Food, would be deferred for two years until June 30, 2017, with the deferred amounts repayable thereafter in 36 equal monthly installments with 3% annual interest without linkage to the CPI (2% annual interest without linkage to CPI during two-year period of deferral) ("Deferred Debt"). The balance of payments due to suppliers would be paid in four equal weekly installments beginning July 31, 2015 or, if later, the original payment date in the case of large suppliers. In addition, the Arrangement provides that large suppliers would be given the option to convert the Deferred Debt into ordinary shares of Alon Blue Square Israel Ltd., the parent company of Mega, under the conditions stipulated in the Arrangement. The Company’s accounts receivable related to Mega, as of June 30, 2015, total approximately NIS 5.6 million (US$ 1.5 million). This sum includes Value Added Tax of approximately NIS 0.9 million (US$ 0.24) which, if not paid, would be returned to the Company by the Israel Tax Authority. As of July 31, 2015, the Company has received payments from Mega in accordance with  the Arrangement.

Additionally, on July 15, 2015, the District Court in Lod, Israel approved an extension for a stay of proceedings filed on July 9, 2015 for Mega's subsidiary, Eden ("Stay of Proceedings"). As part of the Stay of Proceedings, the court appointed a trustee for Eden who is charged with, among other things,  management of Eden during the Stay of Proceedings, and the negotiation and auction for the sale of Eden's assets. According to reports published by Tiv Taam Holdings 1 Ltd. ("Tiv Taam"), on August 16, 2015, the court appproved the sale of Eden's assets for consideration of NIS 29.25 million to  Tiv Taam. According to the reports, Tiv Taam has also committed to purchase Eden's non-expired  inventory at cost. The Company’s accounts receivable related to Eden, as of the date of the Stay of Proceedings, total approximately NIS 0.6 million (US$ 0.16 million). This sum includes Value Added Tax.

In estimating the amount of the reserve and its estimated losses, the Company has assumed that it will be able to recover approximately 70% of the amounts owed to it from Mega and  will not be able to recover amounts owed to it from Eden. In addition, it has taken into account the reduction of income taxes that will accrue as a result of the write-off.

Business Outlook
Mr. Zwi Williger, Co-Chairman of Willi-Food, commented, “Second quarter sales and profit margins were negatively affected by continued cautious buying paterns demonstrated by our customers, and the increasingly competitive Israel food retail sector. In light of Mega and Eden's recently reported challenges, we expect the Israeli food retail sector to continue its trend towards lower retail prices due primarily to decreased overall consumer spending. Our principal challenge will be in managing expenses in order to offer our products at the low prices our customers expect”.

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2015, U.S. $1.00 equals NIS 3.769. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month and six-month periods ended June 30, 2015 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.:
G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on April 30, 2015. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,		December 31,	June 30,		December 31,
	2 0 1 5	2 0 1 4	2 0 1 4	2 0 1 5	2 0 1 4	2 0 1 4
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	86,178	58,559	82,902	22,864	15,537	21,996
Financial assets carried at fair value through profit or loss	124,416	158,654	122,733	33,010	42,094	32,564
Short term deposit	19,235	-	19,445	5,103	-	5,159
Trade receivables	87,682	96,099	86,690	23,265	25,497	23,001
Other receivables and prepaid expenses	2,485	6,329	3,700	659	1,679	982
Inventories	46,932	38,875	48,586	12,452	10,314	12,891
Current tax assets	2,463	-	1,372	653	-	364
Total current assets	369,391	358,516	365,428	98,006	95,121	96,957

Non-current assets
Property, plant and equipment	74,798	69,143	73,826	19,845	18,345	19,587
Less -Accumulated depreciation	30,235	26,726	28,579	8,022	7,091	7,583
	44,563	42,417	45,247	11,823	11,254	12,004

Other receivables and prepaid expenses	146	51	133	39	13	35
Goodwill	36	36	36	10	10	10
Deferred taxes	1,725	133	505	459	34	135
Total non-current assets	46,470	42,637	45,921	12,331	11,311	12,184

	415,861	401,153	411,349	110,337	106,432	109,141

EQUITY AND LIABILITIES

Current liabilities
Short-term bank debt	4	-	-	1	-	-
Trade payables	17,072	14,888	15,518	4,530	3,950	4,117
Employees Benefits	2,265	2,135	2,120	601	566	564
Current tax liabilities	-	9	-	-	2	-
Other payables and accrued expenses	3,432	5,992	7,010	911	1,590	1,860
Total current liabilities	22,773	23,024	24,648	6,043	6,108	6,541

Non-current liabilities
retirement benefit obligation	594	614	635	157	163	168
Total non-current liabilities	594	614	635	157	163	168

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding – 13,107,579 shares at June 30, 2015; 12,974,245 shares at December 31, 2014)	1,420	1,407	1,407	377	373	373
Additional paid in capital	125,378	120,228	121,430	33,265	31,899	32,218
Capital fund	247	247	247	65	65	66
Remeasurement of the net liability in respect of defined benefit	(57)	(33)	(57)	(15)	(9)	(15)
Retained earnings	265,506	255,666	263,039	70,445	67,833	69,790
Equity attributable to owners of the Company	392,494	377,515	386,066	104,137	100,161	102,432

	415,861	401,153	411,349	110,337	106,432	109,141

(*)           Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months		Three months		Six months
	ended June 30,		ended June 30,		ended June 30,
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Sales	157,350	174,178	71,174	79,209	41,748	46,213
Cost of sales	124,792	132,209	55,679	58,644	33,110	35,078

Gross profit	32,558	41,969	15,495	20,565	8,638	11,135

Selling expenses	19,227	20,420	8,867	10,353	5,101	5,418
General and administrative expenses	10,211	9,684	5,532	4,628	2,709	2,569
Other income	(2,179)	(147)	(2,135)	-	(578)	(39)

Total operating expenses	27,259	29,957	12,264	14,981	7,232	7,948

Operating income	5,299	12,012	3,231	5,584	1,406	3,187

Financial income	1,228	4,156	(632)	659	325	1,103
Financial expense	2,864	684	2,761	522	760	181

Total financial (lost) income	(1,636)	3,472	(3,393)	137	(435)	922

Income (lost) before taxes on income	3,663	15,484	(162)	5,721	971	4,109

Taxes on income	1,196	4,003	(10)	1,347	317	1,062

Profit (lost) for the period	2,467	11,481	(152)	4,374	654	3,047

Earnings per share:
Earnings per share
Basic earnings per share	0.19	0.88	(0.01)	0.34	0.05	0.23

Diluted earnings per share	0.19	0.88	(0.01)	0.34	0.05	0.23

Shares used in computation of basic EPS	13,014,245	12,974,245	13,974,245	12,974,245	13,014,245	12,974,245

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Six months
	ended June 30,		ended June 30,		ended June 30,
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)
Cash flows - operating activities
Profit from operations	2,467	11,481	(152)	4,374	654	3,045
Adjustments to reconcile net income to net cash from operating activities (Appendix)	456	(8,199)	16,998	16,503	121	(2,175)

Net cash from operating activities	2,923	3,282	16,846	20,877	775	870

Cash flows - investing activities
Acquisition of property plant and equipment	(2,232)	(4,004)	(712)	(2,175)	(592)	(1,062)
Proceeds from sale of property plant and Equipment	560	970	428	225	148	257
Proceeds from Loan carried at fair value through profit or loss	-	65,400	-	-	-	17,353
Proceeds from purchase of marketable securities, net	(1,435)	(43,268)	(6,905)	(11,104)	(381)	(11,480)

Net cash from (used in) investing activities	(3,107)	19,098	(7,189)	(13,054)	(825)	5,068

Cash flows - financing activities
Exercise of options into shares	3,456	-	-	-	917	-
Short-term bank debt	4	(18)	(22)	(2,644)	1	(5)

Net cash from (used in) financing activities	3,460	(18)	(22)	(2,644)	918	(5)

Increase in cash and cash equivalents	3,276	22,362	9,635	5,179	868	5,933

Cash and cash equivalents at the beginning of the financial year	82,902	36,197	76,543	53,380	21,996	9,604

Cash and cash equivalents of the end of the financial year	86,178	58,559	86,178	58,559	22,864	15,537

(*)           Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Six months
	ended june 30,		ended june 30,		Ended June 30,
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Cash flows from operating activities:

A. Adjustments to reconcile net profit to net cash from operating activities
Decrease in deferred income taxes	(1,220)	(632)	(1,512)	(432)	(324)	(168)
Unrealized gain from Short term deposit	210	-	889	-	56	-
Unrealized loss (gain) on marketable securities	(248)	(2,522)	1,838	486	(66)	(669)
Depreciation and amortization	1,980	1,779	1,003	889	525	472
Capital gain on disposal of property plant and equipment	(220)	(188)	(176)	-	(58)	(50)
Stock based compensation reserve	505	947	220	471	134	251
Unrealized Gain of loan carried at fair value through profit or loss	-	(100)	-	-	-	(26)
Net foreign exchange gain	-	(786)	-	(786)	-	(208)

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	(881)	(16,803)	11,832	6,810	(234)	(4,458)
Decrease (increase) in inventories	1,654	15,126	4,701	14,625	439	4,013
Increase (decrease) in trade and other payables, and other current liabilities	(1,324)	(5,020)	(1,797)	(5,560)	(351)	(1,331)

	456	(8,199)	16,998	16,503	121	(2,175)

B. Significant non-cash transactions:
Purchase of property, plant and equipment	(596)	4,667	15	2,220	(158)	1,238
Supplemental cash flow information:
Income tax paid	4,584	4,667	2,394	2,220	1,216	1,238

(*)           Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Gil Hochboim, CEO and CFO
 (+972) 8-932-1000
gil@willi-food.co.il

###

SOURCE: G. Willi-Food International Ltd.